07069853

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Exhibit Index
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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-1070

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Olin Corporation
190 Carondelet Plaza, Suite 1530
Clayton, MO 63105

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Financial Statements

December 31, 2006 and 2005

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Table of Contents

	Page
Financial Statements:	
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits at December 31, 2006 and 2005	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005	3
Notes to Financial Statements	4 - 15
Supplementary Information Required by Department of Labor's Rules and Regulations:*	
Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2006	16

*Schedules of reportable transactions, obligations in default, and leases in default (as required by Section 103 (c)(5) of the Employee Retirement Income Security Act of 1974) are not applicable.

REPORT OF INDEPENDENT REGISTED PUBLIC ACCOUNTING FIRM

Pension and CEOP Administrative Committee of
Olin Corporation Employee Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Olin Corporation Employee Ownership Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Amper, Politziner & Mattia, P.C.

June 27, 2007
New York, New York

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31,

		2006		2005
Assets:				
Investments, at fair value:				
Common stock	$	109,821,454	$	150,790,362
Mutual funds		186,237,918		202,780,262
Common/collective trusts		117,737,494		62,241,201
Self-directed brokerage		10,555,333		7,572,576
Participant loans		11,423,308		11,093,661
		435,775,507		434,478,062
Employer contribution receivable		5,644,468		4,620,038
Total Assets		441,419,975		439,098,100
Liabilities:				
Excess contributions payable		146,707		
Net assets available at fair value	$	441,273,268	$	439,098,100
Add: Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit-responsive investment contract		505,342		
Net assets available for benefits		441,778,610		439,098,100

See accompanying notes to financial statements.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended December 31,

	2006	2005
Additions:		
Investment income:		
Dividends and interest	$ 16,604,986	$ 7,268,977
Interest on participant loans	620,052	518,274
Net (depreciation) / appreciation in fair value of investments	7,067,592	(745,930)
Net investment income	24,292,630	7,041,321
Contributions:		
Employee	15,615,969	13,503,666
Employer	8,495,438	7,373,971
Total contributions	24,111,407	20,877,637
Total Additions	48,404,037	27,918,958
Deductions:		
Administrative expenses	(340,246)	(399,038)
Distributions to participants	(45,383,281)	(41,039,412)
Total Deductions	(45,723,527)	(41,438,450)
Net increase / (decrease)	2,680,510	(13,519,492)
Net assets available for plan benefits at beginning of year	439,098,100	452,617,592
Net assets available for plan benefits at end of year	$ 441,778,610	$ 439,098,100

See accompanying notes to financial statements.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Consequently, income and related assets are recognized when earned and expenses and related liabilities are recognized when the obligations are incurred.

The Olin Corporation (Olin or Employer) Contributing Employee Ownership Plan (the Plan or CEOP) operates as an employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (IRC). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair values are based on quoted prices as of the date of the financial statements, or if market quotations are not readily available, upon estimated values obtained from a major investment securities firm. The SSgA Stable Value Fund is valued at contract value as described below.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(d) Adoption of New Accounting Guidance

As described in Financial Accounting Board Staff Position, FSP AAG INV-1and SOP 94-4-1, *Reporting of Fully Benefit Responsive Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributed to that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statements of net assets available for benefits presents the fully benefit responsive investment contracts adjusted from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

(e) ***Distributions to Participants***

Distributions to participants are recorded when paid.

(f) ***Administrative Expenses***

All expenses of maintaining the Plan are paid by the Plan. Certain administrative functions of the Plan are performed by officers or employees of Olin. No such officer or employee receives compensation from the Plan.

(g) ***Trust Fund Management***

From January 1, 2006 through October 1, 2006 JPMorgan Chase Bank ("JPMorgan") was the Trustee of the Plan. Effective October 1, 2006, State Street Bank and Trust ("State Street") became the Trustee of the Plan. Under the terms of the Trust Agreements with JPMorgan and State Street, the Trustee is responsible for the safekeeping of Plan assets in the trust fund and the maintenance of records relating to receipts and disbursements from the trust fund. The Trustee invests funds in accordance with the terms of the Plan and makes payments from the trust fund as directed by participants and Olin.

Under JPMorgan and State Street, trustee fees, investment management fees, commissions, and related Plan administrative expenses are incorporated into the fees associated with the investment funds made available under the Plan. In addition, fees associated with the self-directed brokerage feature are charged directly to the affected Participant's account. The account of each Participant applying for a Plan loan is charged an application fee ($50 per loan). No commissions are charged on purchases of Company common stock directly from Olin or from investment accounts within the Plan.

(h) ***Mutual Fund Fees***

Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees, which are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940, are annual fees deducted to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

(i) ***Recordkeeper***

JPMorgan Retirement Plan Services was the Recordkeeper for the Plan from January 1, 2006 through October 1, 2006. Effective October 1, 2006, CitiStreet LLC became the Recordkeeper for the Plan.

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(2) Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan and through September 29, 2006 consisted of the following separate investment funds:

American Century Premium Money Market	TCW Galileo Value Fund
Chase Manhattan Bank Money Market	Managers Special Equity Fund
PIMCO Total Return Fund	Dreyfus Small Cap Fund
Gabelli Westwood Equity Fund	Julius Baer International Growth Fund
Barclays Global Investors Equity Index Fund	Olin Corporation Common Stock Fund
American Funds Large Cap Growth Fund	Arch Chemicals Common Stock Fund
Dreyfus Mid Cap Fund	Self Directed Brokerage Investment

Effective September 30, 2006, the Plan consisted of the following separate investment funds:

SSgA Stable Value Fund	Pennsylvania Mutual Small Cap Fund
PIMCO Total Return Fund	SSgA Small Cap Index Fund
SSgA S&P 500 Index Fund	Julius Baer International Growth Fund
American Beacon Large Cap Value Fund	T. Rowe Price Age Based Retirement Income Fund
American Funds Large Cap Growth Fund	T. Rowe Price Age Based Retirement 2010 Fund
SSgA MidCap Index Fund	T. Rowe Price Age Based Retirement 2020 Fund
Lazard Mid-Cap Fund	T. Rowe Price Age Based Retirement 2030 Fund
Olin Corporation Common Stock Fund	T. Rowe Price Age Based Retirement 2040 Fund
Arch Chemicals Common Stock Fund	Self Directed Brokerage Investment

(b) Eligibility and Contributions

An eligible employee is any person who is employed as a non-bargaining employee or a collectively bargained employee covered by a collective bargaining agreement which provides for participation in the Plan and is actively enrolled on the Employer's payroll and is either performing services in the United States or a citizen of the United States performing services outside the United States at the request of the Employer.

For 2005 and through June 30, 2006, the total maximum allowable employee contribution was 100% of eligible pay for non-highly compensated employees. Effective July 1, 2006, the total maximum allowable employee contribution was 80% for non-highly compensated employees. Subject to the IRS rules concerning discrimination, the maximum allowable employee contribution was 18% of eligible pay for highly compensated employees.

Eligible employees hired on or after October 1, 2006 are automatically enrolled in the Plan at a contribution rate of 6%.

The Internal Revenue Code (IRC) maximum amount of tax deferred contributions that may be made to the CEOP was $15,000 for 2006 and $14,000 for 2005. The amount of tax deferred contributions is based on eligible pay and the percentage of pay the participant has elected to contribute to the Plan.

Starting in 2002, participants who are age 50 and older at any time during the year are eligible to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act (EGTRRA). Catch-up contributions are additional, tax deferred contributions that eligible participants are permitted to make in excess of the IRS tax deferred contribution limit. Catch-up contributions in excess of 6% of eligible pay are not matched with Company contributions.

The Employer matching contribution percentage is determined by the board of directors of the Employer and, under the Plan provisions, may amount to 100% of the participants' contributions, up to 6% of eligible pay. Decreases in the Employer matching contribution percentage may be approved by the Company.

Generally, for 2006 and 2005, the Employer contribution rate was 100% on the first $25 of monthly contribution and 50% on the balance up to 6% of eligible pay for non-bargaining hourly employees. For non-bargaining employees at Oxford, Mississippi, the Employer contribution rate was 50% on the first 3% of pay contributed for 2006 and 2005.

For bargaining employees in the Brass and Winchester divisions for 2006, the Employer contribution rate was 100% on the first 3% of pay contributed to the Plan and 50% on the balance, up to 6% of pay. For 2005, the Employer contribution rate was 100% on the first $25 of monthly contribution and 50% on the balance up to 6% of eligible pay.

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

Effective January 1, 2003, the Company suspended matching contributions with respect to salaried employees and matching contributions remained suspended through December 31, 2004. The Plan was amended effective January 1, 2005, with respect to salaried employees and effective January 1, 2006 with respect to hourly, non-bargaining Chlor Alkali employees to provide for a matching contribution based on the Company's reported Earnings Per Share. Following is the formula for such matching contribution:

Reported Earnings Per Share	Company Match on 1st 6% of Pay
Less than $0.00	00.00%
$0.00 - $0.49	25.00%
$0.50 - $0.99	50.00%
$1.00 or more	75.00%

For 2005, salaried employees received a Company match of 75% on the first 6% of pay contributed to the Plan. In addition, the Plan was amended for certain non-salaried employees to provide that they would be eligible for the matching contribution based on the Company's reported Earnings Per Share. Such employees received additional matching contributions such that in total, their matching contributions for 2005 were 75% of the first 6% of pay that they contributed for 2005.

Also, for 2005, certain hourly employees were eligible for a performance based matching contribution equal to 15% of the first 6% of pay that they contributed for 2005 that was previously matched by the Company at the rate of 50%. The basis for the performance based matching contribution was Economic Value Added ("EVA") which is the difference between the Company's net operating profit after taxes and a charge for the cost of capital.

Prior to October 17, 2003, employer matching contributions had been invested in the Olin Common Stock Fund. Thereafter, the employer matching contributions are invested in the same manner as the employees' contributions.

Additionally, the Plan was amended with respect to certain employees hired after December 31, 2004, to provide that the Company would make a Retirement Contribution on their behalf that would be credited to a Retirement Contribution Account within the CEOP. Such contribution is based on a percentage of pay, and is invested in the same investment allocation as the employees' contributions to the CEOP.

Effective January 1, 2006, non-bargaining employees of the A.J. Oster Company receive a Retirement Contribution based on their age and years of service

Through September 30, 2006, the default fund for the Retirement Contribution was the American Century Premium Money Market for employees who are not otherwise CEOP participants, but who are eligible for a Retirement Contribution. Effective October 1, 2006, the default fund became the T. Rowe Price age-based retirement fund with a maturity date closest to the participant's 65th birthday.

(c) ***Participant Accounts***

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the value of the participant's vested account.

(d) ***Olin Common Stock Fund***

Employees may transfer any or all of the value of the investments purchased with their own contributions, including Olin common stock, to any one or combination of investments available in the Plan. Such transfers may be made, without limitation, at any time and as often as employees choose. Prior to October 17, 2003, the Olin common stock purchased with Employer contributions was not transferable until employees terminated employment with the Company. However, employees who were age 50 or older were and still are permitted to withdraw any or all of the value of the Olin common stock purchased with Employer contributions without the usual suspension of contribution penalty. Provided the amount of the withdrawal is rolled over to an Individual Retirement Account, tax payments would be deferred until the employee takes a distribution from the Individual Retirement Account. Effective October 17, 2003, all of the Olin common stock in an employee's CEOP account, including shares purchased with Company contributions, became transferable.

(e) ***Arch Common Stock Fund***

As of February 8, 1999, the specialty chemical businesses of Olin were spun off into a new publicly traded company known as Arch Chemicals, Inc. In order to affect the spin-off, a stock dividend was issued to Olin shareholders, including the Plan, in an amount equal to one share of Arch common stock for each two shares of Olin common stock then outstanding. These shares were deposited in the Arch Common Stock Fund in the Plan.

As of the effective date of the spin-off, each Plan participant having an account balance containing Olin common stock was credited with an opening account balance in the Arch Common Stock Fund. The amount credited to each participant's initial Arch Common Stock Fund account balance was calculated by (i) dividing the value of such participant's Olin Common Stock Fund account by the total value of all participants' accounts in the Olin Common Stock Fund, and then (ii) multiplying the percentage determined under (i) above, by the value of the Arch common stock the Plan trustee received as a stock dividend.

Prior to October 17, 2003, dividends paid on Arch common stock were invested in the Olin Common Stock Fund. Effective October 17, 2003, dividends on Arch common stock are allocated in accordance with investment allocation that was in effect for the employees' contributions.

The Plan was amended to provide for the elimination of the Arch Common Stock Fund. The Arch common stock was sold over the period beginning October 9, 2006 and concluding February 13, 2007. Proceeds from the sale of the Arch common stock were reinvested in the same investment allocation in effect for participants' contributions.

(f) Vesting and Payment of Benefit Provisions

All participants become 100% vested in the Employer's contributions upon the completion of five years of service or as a result of death, disability, or retirement. The Company contribution account of each participant shall be vested in accordance with the following schedule:

Years of service	Percentage vested
2	25%
3	50%
4	75%
5 or more	100%

Upon termination of service for any reason, a participant may elect to receive his or her entire vested balance in either a lump-sum amount or in annual installments up to fifteen years, or if the participants' life expectancy exceeds fifteen years, the life expectancy of the participant.

All distributions shall be paid in cash, however, at the election of the distributee, distributions from the Olin and Arch Common Stock Funds may be paid in common stock with any fractional interest in a share of common stock paid in cash. Following the complete liquidation of the Arch Common Stock Fund, the Olin Common Stock Fund is the only fund allowing for distributions in the form of common stock.

(g) Loan Provision

All employees who are participants in the Plan with accounts other than the Retirement Contribution account are eligible to borrow from the Plan. The Retirement Contribution account is not eligible for loans. No loan when added to the outstanding balance of all other loans from the Plan to the Eligible Borrower shall exceed the lesser of:

(1) Fifty Thousand Dollars ($50,000), reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the Eligible Borrower during the one-year period ending on the day before the date the loan is made, over the outstanding balance of loans from the Plan to the Eligible Borrower on the date the loan is made, or

(2) One-half (1/2) of the Eligible Borrower's vested Account Balance as of the valuation date coincident with or immediately preceding the date of the loan.

Under the Plan, employees may have up to five outstanding loans at any time. The loans are funded from the participants' accounts, reducing the account balance by the loan amount, and are reflected as participant loans in the Plan's financial statements. The interest rate on these loans is the prime rate at the date of loan origination. Interest rates on new loans ranged from 7.00% to 8.25% in 2006 and 5.25% to 7.00% in 2005.

(h) Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(3) Forfeitures of Employer Contributions

Forfeitures of Employer's contributions, equivalent to the fair value of forfeited shares plus dividends not reinvested, were used to reduce current Employer's cash contributions by $492,199 and $485,890 for the Plan years ended December 31, 2006 and 2005, respectively. Unutilized forfeitures at December 31, 2006 and 2005 amounted to $43,504 and $49,127, respectively.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(4) Investments

The Plan's investments which exceeded 5% of net assets available for plan benefits as of December 31, 2006 and 2005 are as follows:

Description of investment	December 31 2006	December 31 2005
American Century Premium Money Market	$	$ 52,853,971
Barclays Global Investors Equity Index Fund		62,241,201
PIMCO Total Return Fund	42,661,906	54,344,183
Olin Corporation Common Stock*	99,387,864	119,450,389
Arch Chemicals Common Stock		31,339,973
Managers' Special Equity Fund		23,777,548
SSgA Stable Value Fund	53,055,726	
SSgA S&P 500 Index Fund	54,450,378	
Pennsylvania Mutual Fund	22,284,887	
Julius Baer International Growth Fund	25,892,492	

*Includes shares of Olin Corporation Common Stock held by participants in the Self Directed Brokerage Account.

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Common stock	$ (15,003,672)	$ (13,019,925)
Mutual funds	11,960,628	9,662,477
Common/collective trusts	9,720,433	2,724,563
Self-directed brokerage	390,203	(113,045)
	$ 7,067,592	$ (745,930)

(5) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

(6) Fully Benefit Responsive Investment Contract - State Street Bank and Trust Company Principal Accumulation Return Fund ("PAR Fund")

The PAR Fund was established by State Street Bank and Trust under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The PAR Fund's participants are employee benefit plans. The PAR Fund invests in a representation of guaranteed interest contracts ("Traditional GIC" or "GICs"), bank investment contracts, and/or a wrapped portfolio of fixed income ("synthetic investment contracts or "Synthetic GICs"). The PAR Fund became available as in investment in the CEOP effective October 1, 2006 concurrent with the change in recordkeeper and trustee. Prior to that time, the CEOP did not offer a stable value fund.

A traditional GIC is a group annuity contract that pays a specified rate of return for a specific period of time and guarantees a fixed return after any benefit responsive payments are made to participants. A bank investment contract is an investment contract issued by a bank, with features (other than annuity provisions) comparable to a GIC. A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, intermediate term fixed income securities.

For 2006, the average yield of the PAR Fund based on actual income was 3.27% and the average yield based on the interest rate credited to the participants was 4.90%

Investment contracts are valued at contract value principally because participants are able to transact at contract value when initiating benefit responsive withdrawals, taking loans or making investment option transfers permitted by the CEOP. In the normal course, participant driven events are predictable and therefore the economic integrity of investment contracts is largely unaffected by such participant driven transactions. However, employer initiated events, such as plant closings, layoffs, plan termination bankruptcy or reorganization, merger, early retirement incentive programs, tax disqualification of a trust or plan could affect the underlying economics of investment contracts. The company believes that the occurrence of any such event that would limit the ability of the PAR Fund to transact at contract value with the participants in the Fund is not probable. The Fund's Management is not aware of any events that would be deemed to be probable at December 31, 2006. No change in valuation has occurred to any contract due to a change in the contract's benefit-responsive status. Additionally, there were no events as of December 31, 2006 that would likely affect the underlying economics of the investment contracts.

Only in the event of a default that is not cured may the contracts in the PAR Fund be terminated. With respect to the issuer, such a default includes the breach of a material obligation under the investment contract, making a material misrepresentation, a decline in its long term credit rating below a threshold set forth in the contract, acquisition or reorganization and the successor issuer does not satisfy the investment or credit guidelines that apply to issuers.

There are no reserves against the contract value of the PAR Fund to protect any issuer from credit risk or for any other reason.

The Company does not believe that the occurrence of any such event would limit the Plan's ability transact at contract value with participants is probable.

(7) Tax Status

Olin received a determination letter dated April 3, 2003 from the Internal Revenue Service stating that the Plan is a qualified plan and the trust thereunder is exempt from Federal income taxes under

the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements. The Plan was amended and restated since receiving the determination letter. Counsel for Olin advised that an employee will not be subject to Federal income taxes on the contributions of the Employer, or on dividends, interest or profit from sales of securities received by the Trustee and credited to an employee's account, until such account or accounts are withdrawn or made available to the employee. The tax treatment to the participant generally will depend upon the form of withdrawal.

(8) Party-In-Interest Transactions

Certain Plan investments are shares of Olin common stock and shares of mutual funds managed by JP Morgan and State Street Global Advisors. State Street Global Advisors is a related party to the Trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest. Investment-related fees are reflected in the Statements of Changes in Net Assets Available for Plan Benefits.

The CEOP reimburses the Company for expenses that the Company incurs as a result of administering the Plan. Such reimbursements constitute party – in – interest transactions and are reflected in the Statements of Changes in Net Assets Available for Plan Benefits. Administrative fees paid during the years ended December 31, 2006 and 2005 amounted to $103,942 and $74,725 respectively.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(9) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2006, per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements	$441,778,610
Adjustment from contract value to fair value for fully benefit responsive investment contracts	505,342
Net assets available for benefits per the 5500	$441,273,268

Net increase in net assets per the financial statements	$2,680,510
Adjustment from contract value to fair value for fully benefit responsive investment contracts	505,342
Net increase in net assets per the 5500	$2,175,168

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, par, or maturity value	Current value
Common Stock:		
* Olin Corporation	Olin Corporation Common Stock, 6,016,215 shares	$99,387,865
Arch Chemicals, Inc	Arch Chemicals Common Stock, 887,910 shares	10,433,589
Common Collective Trusts		
* State Street Global Advisors	SSgA Stable Value Fund, 5,246,988 shares	52,550,384
* State Street Global Advisors	SSgA Mid Cap Index Fund, 163,255 shares	6,118,944
* State Street Global Advisors	SSgA Small Cap Index Fund 173,308 shares	4,617,788
* State Street Global Advisors	SSgA S&P 500 Index Fund 2,129,380 shares	54,450,378
Mutual Funds:		
PIMCO	Total Return Fund 4,110,010 shares	42,661,906
* Julius Baer	International Growth Fund, 600,615 shares	25,892,492
American Beacon	Large Cap Value Fund, 639,849 shares	15,247,621
American Funds	Large Cap Growth Fund, 431,498 shares	14,092,736
Lazard	Mid Cap Fund, 812,852 shares	11,713,197
Pennsylvania Mutual	Small Cap Fund 1,932,774 shares	22,284,887
T. Rowe Price	Age Based Retirement Income Fund, 461,915 shares	6,064,942
T. Rowe Price	Age Based Retirement Income Fund - 2010, 1,205,724 shares	19,074,556
T. Rowe Price	Age Based Retirement Income Fund - 2020, 1,064,409 shares	18,403,627
T. Rowe Price	Age Based Retirement Income Fund - 2030 444,391 shares	8,230,112
T. Rowe Price	Age Based Retirement Income Fund - 2040, 137,679 shares	2,571,842
* Participant loans	2,993 loans with interest rates ranging from 4.0% to 8.25% maturity ranging from 1January 1, 2007 – December 28, 2011	11,423,308
* State Street Global Advisors	Self-Directed Brokerage Investment	10,555,333
		$435,775,507

* Party-in-interest to the Plan.

See report of independent registered public accounting firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2007

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

By: Members of the Pension and
CEOP Administrative Committee

D. R. McGough

S. E. Doughty

D. C. Lockwood

M. T. DeRosa

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Amper, Politziner & Mattia, P.C.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension and CEOP Administrative
Committee of Olin Corporation

We consent to the incorporation by reference in the Registration Statement Form S-8 (No. 333-127112) pertaining to the Olin Corporation Contributing Employee Ownership Plan of our report dated June 27, 2007, with respect to the financial statements and supplemental schedule of the Olin Corporation Contributing Employee Ownership Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

Amper, Politziner + Mattia, P.C.

New York, New York
June 27, 2007

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